
May 8, 2025

Nathan Ring
Vice President and Chief Financial Officer
Knife River Corporation
1150 West Century Avenue
P.O. Box 5568
Bismarck, ND 58506-5568

>   **Re: Knife River Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2024**
>   **Filed February 21, 2025**
>   **File No. 001-41642**

Dear Nathan Ring:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Note 15 - Business Segment Data, page 99

1.   Please tell us how you comply with the requirements to present the following for each reportable segment in accordance with ASC 280-10-50-22:
   *   Interest revenue and interest expense separately, per paragraph 50-22.c. and d., and
   *   Income tax expense or benefit in accordance with paragraph 50-22h.

2.   Please tell us why segment revenues disclosed on page 100 do not reconcile with the corresponding segment revenues disclosed on pages 46-51 for all periods presented. For example, $493,066 of revenue from external customers for Pacific in 2024 corresponds with $493.1 on page 46 but the revenue amounts for Northwest, Mountain, Central, and Energy Services segments do not reconcile.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation